Exhibit 99.1

Ad hoc Release

Publication of inside information pursuant to Article 17 MAR

Biofrontera Inc. closes IPO

Leverkusen, Germany, November 02, 2021 – On July 6, 2021, Biofrontera AG announced that Biofrontera Inc. intends to raise capital by means of an initial public offering and a stock exchange listing in the United States (“IPO”). Reference is made to the further announcements dated October 01, 2021, October 27, 2021, and October 29, 2021.

Within today’s closing of the IPO, Biofrontera Inc. placed 3,600,000 units (“Units”) consisting of one new Biofrontera Inc. share and one warrant entitling the holder to one additional new Biofrontera Inc. share at a public offering price of USD 5.00 per Unit. The underwriters have also fully exercised their over-allotment option for 540,000 additional options.

Each warrant has an exercise price of USD 5.00 and expires five years from the date of issuance.

The common stock and warrants are traded on the Nasdaq Capital Market under the ticker symbols “BFRI” and “BFRIW,” respectively.

The gross proceeds to Biofrontera from the offering, before deducting the underwriting discounts and commissions and offering expenses, amount to approx. USD 18,000,000.

Biofrontera AG now holds, before exercise of the outstanding options on shares of Biofrontera Inc., 69 % of the shares in Biofrontera Inc.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact:

Biofrontera AG

Tel: +49 (0214) 87 63 2 0, Fax: +49 (0214) 87 63 290

Email: ir@biofrontera.com

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Seite 1